TAYLOR NELSON SOFRES PLC

For release at 0700 **Monday 9 September 2002**

Taylor Nelson Sofres pl
A world leader in market infor

Strong profit performan

Highlights from the interim results for the six months ended 30 June 2002:

- **Turnover up 9.1% to £296.0m**
- **Operating profit up 6.5% to £24.5m, after £2.6m restructuring costs**
- **Operating margin before restructuring costs of 9.2% - after costs, 8.3% (2001 8.5%)**
- **Profit before tax up 10.9% to £19.0m**
- **Profit before tax after goodwill charges unchanged at £12.8m**
- **Earnings per share rise by 7.4% to 3.4p**
- **Interim dividend increases by 12.5% to 0.9p per share**
- **Outstanding performance in Healthcare sector**

Note: unless otherwise stated, all figures include share of joint ventures and are before goodwill charges of £6.2m (2001 £4.3m)

Mike Kirkham, Chief Executive, said:

"These results again illustrate the resilience of our market information business. Although market conditions have been more challenging than we expected, the results show that with a global presence and clearly directed strategy, it has been possible to deliver both turnover and profit growth.

"Given the established seasonality of the industry, with turnover normally stronger in the second half, we expect to see an improved performance across most markets for the rest of the year. Our order book at the beginning of August accounted for over 80 per cent of anticipated turnover for the year as a whole, which reflects a similar pattern to last year. We therefore anticipate achieving expected levels of turnover growth for the full year."

For further information, please contact:

On 9 September, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
David Lowden, Finance Director	+44 (0)20 8967 4009
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tnsofres.com

A webcast of the results presentation made to analysts will be available on the Investor Centre of the group's website, at www.tnsofres.com, **from 16.00 on Monday 9 September 2002.**

Note to editors

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 100 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com.

INTERIM RESULTS

Taylor Nelson Sofres, a world leader in market information, today announces its interim results for the six months ended 30 June 2002.

Turnover

On a reported basis, turnover including joint ventures increased by 9.1 per cent to £296.0 million (2001 £271.2 million). With its main markets generally flat, the group achieved an underlying improvement (excluding the effect of acquisitions, currency and business closures) of 1.4 per cent. Acquisitions contributed a further 8.7 per cent. Two items had a negative impact on turnover: foreign currency translation, 0.6 per cent; reduction in turnover of those businesses closed in the first half of 2002, 0.4 per cent.

Operating profit and margin

Operating profit including joint ventures and before goodwill charges was up 6.5 per cent to £24.5 million (2001 £23.0 million). Operating margin reduced from 8.5 per cent to 8.3 per cent, after taking into account restructuring costs of £2.6 million. £1.9 million of these costs related to the closure of the group's loss-making, non-market research consultancy operations in the UK and France and the UK in-store product testing company. The remaining £0.7 million was associated with the integration of the BMC Broadcast Division into TNS Media Intelligence in the UK. The benefits of this restructuring are starting to show through in the second half.

Before these items, the operating margin on continuing activities including acquisitions was 9.2 per cent, a 70 basis points increase over the corresponding period in the previous year. This improvement reflects a number of factors including the cessation of the loss-making businesses and of some lower margin activities, together with an increase in continuous/syndicated activities to 50 per cent of group turnover. In addition, the group has achieved cost savings, primarily in its customised business.

For the full year, the group maintains its target of improving operating margin by around 50 basis points, after restructuring costs.

Profit before tax

Profit before tax and goodwill charges grew by 10.9 per cent to £19.0 million (2001 £17.1 million). After goodwill charges of £6.2 million (2001 £4.3 million), profit before tax was unchanged at £12.8 million (2001 £12.8 million).

Earnings and dividend per share

Earnings per share before goodwill charges were 3.4p (2001 3.1p), an improvement of 7.4 per cent. Earnings per share after goodwill charges were 1.8p (2001 2.0p).

The board has declared an interim dividend of 0.9p per share (2001 0.8p), an increase of 12.5 per cent.

Interest
Net debt at 30 June 2002 increased to £221.9 million from £209.2 million at 31 December 2001. The group's operating cash flow was £16.8 million (2001 £18.8 million) and £17.1 million was spent on acquisitions in the period. The net interest charge fell by 9.5 per cent to £5.1 million (2001 £5.6 million). Interest cover against EBITDA, excluding other finance charges, was 6.8x (2001 5.8x). Other finance charges of £0.5 million include notional interest of £0.4 million (2001 £0.3 million).

The group's effective tax rate before goodwill charges was 30.6 per cent (2001 30.8 per cent) and is expected to remain at a similar rate for the year as a whole.

Commenting on the six months' results and the future, Chief Executive Mike Kirkham said:
"These results again illustrate the resilience of our market information business. Although market conditions have been more challenging than we expected, the results show that with a global presence and clearly directed strategy, it has been possible to deliver both turnover and profit growth. Our performance indicates that market information remains valuable to clients even in a time of economic downturn.

Reaping the benefits of the global network
"With our presence in all the world's major markets through offices in 53 countries, and the ability to conduct research in over 100 countries, the group has a distinct competitive advantage. Our outstanding performance in the Healthcare sector in the first half of this year, with its underlying growth of 27.8 per cent, is a clear indicator of this benefit; we have gained share through our ability to undertake the multi-national research demanded by major pharmaceutical companies. The network also allows us to take expertise developed in one part of the group to another. Our Healthcare operations in the UK have been particularly successful in developing and selling new syndicated services. We are now poised to extend this expertise into the US, with the introduction of Prime, a consumer panel that monitors individuals for the incidence and treatment of illness.

"The network was further strengthened in July 2002, when we filled one of the few remaining gaps with the acquisition of Svenska Gallup in Sweden. We were already the leading market information company in Norway, Denmark and Finland and are now ideally positioned to offer pan-Nordic solutions to our clients. This ability to provide regional information is another of the key benefits we derive from having one of the strongest global networks in the industry.

Reinforcing group's position in the US
"Acquisitions made earlier in the year focused on our US activities, where we already have a proven record of successfully integrating complementary businesses and expertise into the group. TNS Intersearch saw two interesting developments in the first half. In April, we acquired Elrick & Lavidge Marketing Research (E&L), a US customised market information company with a highly-skilled management team. The company has strong client relationships in many of our specialist sectors, particularly FMCG – an area in which previously the group has been underweight in the US. E&L has been performing ahead of expectations in its first few months as part of TNS Intersearch.

"The use of the internet for data collection in the US is increasing rapidly and this year is expected to account for around 20 per cent of the customised market. In response to this development, the group acquired the custom research division of Greenfield Online, a web-based business conducting hundreds of studies each year for blue chip clients. This brought into the group one of the most experienced teams in the US, in the design and execution of internet research and custom panel building. It also gives us preferential access to the 1.2 million respondents who comprise the Greenfield online research panel. Since the acquisition, we have reinforced the relationship with Greenfield Online's client base by offering them the full range of services we provide in the US, both online and off-line. We are already seeing the benefit of the integration in new business wins, such as a large online panel study we won recently for an international information provider.

"A further move in the US to strengthen our online capabilities was the acquisition of Evaliant, a leading international provider of online advertising data and analysis tools. This business has been combined with TNS CMR's online adtracking division, enhancing the group's strong position in this dynamic market. We will use the geographic spread of our Media Intelligence sector to offer this technology to clients around the world.

Outlook

"In probably the most difficult trading environment we have encountered for the past ten years, our major regional markets were relatively flat or in slight decline in the first half of 2002. Against that background the group performed well, once again illustrating the benefits we derive from our geographic and sector spread and balanced business mix.

"Given the established seasonality of the industry, with turnover normally stronger in the second half, we expect to see an improved performance across most markets for the rest of the year. Our order book at the beginning of August accounted for over 80 per cent of anticipated turnover for the year as a whole, which reflects a similar pattern to last year. We therefore anticipate achieving expected levels of turnover growth for the full year.

"Looking further ahead, we believe that the long-term drivers for growth in the market information industry remain in place, although the rate of advance in the market will depend on the timing and speed of economic recovery. With our strategic focus unchanged, we expect to continue to increase the proportion of our business represented by continuous and syndicated services and to achieve further operational improvements, leading to ongoing margin growth."

REVIEW OF OPERATING ACTIVITIES

TURNOVER

In the first six months of 2002, turnover grew by 9.1 per cent to £296.0 million, with underlying growth (excluding the effect of acquisitions, currency and business closures) of 1.4 per cent. The full period impact of acquisitions made in 2001, together with those made in the first half of 2002, added 8.7 per cent of growth to the group. Two items had a negative impact on turnover: foreign currency translation, 0.6 per cent; reduction in turnover of those businesses closed in the first half of 2002, 0.4 per cent.

Geographic spread provides resilience

	6 months to 30 June		Change	
	2002	2001	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
UK	**61.0**	63.1	(3.4)	(4.7)
France	**53.6**	51.9	3.4	5.6
Rest of Europe	**85.2**	77.6	9.7	3.5
Europe	**199.8**	192.6	3.7	1.4
Americas	**70.5**	58.3	20.9	(1.5)
Asia Pacific	**25.7**	20.3	26.3	10.2
Total	**296.0**	271.2	9.1	1.4

Europe

In the UK, consumer panels performed well and Media Intelligence benefited from the acquisition of BMC in April. Healthcare had an excellent first half. The UK market as a whole saw a slight decline in the first six months of 2002 and the group's other UK customised operations were affected by these difficult market conditions. Despite this, the underlying decline in UK turnover of 4.7 per cent can be almost entirely attributed to the loss of the BARB TV audience measurement contract, which terminated at the end of 2001. Although there are signs of improvement in the UK market for the second half, it is not anticipated that this will be strong enough to mitigate the effect of the contract loss.

France performed well, with underlying growth of 5.6 per cent achieved in a market that is estimated to have shown little growth. This resulted from good performances in consumer panels, Media Intelligence and IT/Telecoms in particular, as well as the polling activity associated with the presidential and parliamentary elections. Without the benefit of elections in the second half, a slightly slower growth rate is expected for the year as a whole.

Markets across the Rest of Europe were generally slow, particularly in Scandinavia, Benelux, Spain and Italy. The group's underlying growth of 3.5 per cent in this area was fuelled primarily by Russia, Central Europe and Germany. New business wins included a major readership survey for the newspaper and magazine publishing industry in the Netherlands. Markets in these areas are expected to remain at similar levels for the rest of the year.

Americas

The group's presence in the Americas region was again reinforced during the period and acquisitions were made to strengthen both of the key US operations, TNS Intersearch and TNS CMR. These acquisitions, together with those made last year, contributed to a 21 per cent increase in turnover for the region compared with the previous year. TNS Intersearch, one of the leading custom research companies in the US, reported an underlying turnover increase of over 4 per cent, again significantly out-performing the US custom market, which is thought to have remained flat at best. Healthcare primary research continued to be a growth area and the company also benefited from a return to pre-launch programme testing by the major TV networks. The use of the internet for data collection is increasing in the US, particularly among IT companies. The acquisition of Greenfield Online, a leading supplier of internet-based custom research, has played an important part in the good performance achieved in that sector. TNS Telecoms (previously Indetec and now run as part of TNS Intersearch) is focusing entirely on its syndicated services – while this change of direction has affected the turnover comparative for the first half, it should contribute to longer term growth and improved margin.

The group continues to develop the operations of TNS CMR, both through acquisition and the introduction of new services. The company offers strategic advertising and marketing communications information to advertising agencies, advertisers, broadcasters and publishers. The agency sector has been affected by industry consolidation and the loss of some clients through company failure, following the sharp fall in advertising spend. While the level of new business in the broadcast sector is improving, this has not been sufficient to compensate and TNS CMR recorded a slight decline in turnover in the first six months of 2002. With the introduction of new services, additions to the number of media covered and the successful integration of recent acquisitions, the company should start to benefit as the advertising market begins to pick up.

The business in Mexico is already benefiting from having access to both the global network and the group's range of Branded Solutions, since its acquisition last year. In the short term, however, the company's turnover has been affected by Mexico's move into recession. With the continued unstable environment in Argentina, turnover for Latin America as a whole is down.

Following an underlying decline of 1.5 per cent in the period, the Americas region is expected to see an improved turnover performance in the second half of 2002.

Asia Pacific

The group recorded another six months of good underlying improvement in this region, up 10.2 per cent. Korea benefited from an upturn in activities related to the World Cup, as well as polling for the senate elections. China, Thailand and the Philippines also had an encouraging six months and the area benefited from the award of regional contracts. Australia had a difficult first half but, with a new managing director in place, is now seeing an increase in new business wins. The region is expected to maintain good underlying growth in the second half of 2002.

Winning share in the Healthcare market

	6 months to 30 June		Change	
	2002	2001	Reported	Underlying
	£m	£m	%	%
Consumer	**90.5**	89.1	1.5	(2.2)
Media	**78.1**	69.7	11.9	(3.0)
Business Services	**40.6**	36.3	11.8	1.6
IT/Telecoms	**31.6**	27.4	15.2	2.7
Healthcare	**23.3**	17.6	32.3	27.8
Other activities	**31.9**	31.1	2.8	6.2
Total	**296.0**	271.2	9.1	1.4

Consumer

Consumer panels performed well across all regions and contract renewals are following their normal pattern. In the UK, where the group operates the largest household panel together with several individual and usage panels, the increase in turnover was comfortably ahead of the market. The introduction of a number of new services, including mobile phone, entertainment and baby panels, has supplemented a strong first half in areas such as FashionTrak. The performance of tvSPAN, the single source panel linking consumer behaviour with television audience measurement, was enhanced by a significant contract win with a major fmcg multi-national. Further operational improvements supported the household panel in France and the group continued to benefit from its regional leadership position in Asia. This position is being reinforced by the establishment of a panel in Vietnam and the potential offered by operations in China.

On an underlying basis, the sector as a whole declined by 2.2 per cent, due to the termination of the NetValue contract and the more difficult trading conditions being encountered in all geographies by the group's consumer customised operations. Emphasis has been and will continue to be placed on lowering costs in line with reduced demand. Consumer customised operations are forecast to have a better second half and overall performance for the year should improve.

Media

Turnover in this sector was affected by the ending of the UK TV contract and declined by 3.0 per cent. Excluding this, the Media sector would have seen slight underlying growth. With the contract loss affecting the year as a whole, a similar level of performance for this sector is expected in the second half.

With the continued pressure on advertising expenditure, the group's Media Intelligence activities were relatively flat in the first half of 2002. On a regional basis, the European companies generally recorded reasonable progress and the UK operation was strengthened by the acquisition of BMC in April. The integration of BMC has been successfully completed and the benefits of the cost savings are starting to show through in the second half. The performance of TNS CMR is referred to above, in the commentary under the Americas region. The group continues to move ahead in the developing markets of China, Russia and the Baltic States, where it has a significant presence.

Use of the group's PeopleMeter television audience measurement (TAM) systems is being extended in a number of countries; either through new contract wins using TNS technology or through increased panel size. In China, for example, the number of cities with PeopleMeters has increased from nine to 11. In Spain, the company has won the contract to track the development of digital TV services and will be monitoring 500 households by the end of the year. In addition, the group continues to win business with its highly successful value added analysis system, InfoSysTV. The system was launched in the UK at the start of 2002 and has swiftly established a market leading position. It is due to be launched in Australia in the autumn, with one of the main TV channels already committed. A new TV Planning and Optimisation module, to go live in the autumn, will reinforce the positioning of InfoSysTV, especially with advertising agencies. Testing of Portable People Meters (PPMs), in association with Arbitron, continues in Europe and will be extended into further countries later in the year. The group's partner in Canada, BBM, is soon to introduce PPMs into its Quebec province service and TNS is supplying the panel management and processing software.

Business Services
With pressure on the financial and business services markets in general, this sector saw very little growth in the first six months of the year, although it is expected to pick up in the second half, following major business wins such as a Conversion Model study for Visa in the US.

IT/Telecoms
The IT market continues to be depressed but the group is benefiting from its strong client relationships in Europe, the US and Asia and its ability to provide interactive solutions, enhanced by the acquisition of Greenfield Online. Brand and advertising tracking and customer satisfaction are key areas for this sector and the group's range of Branded Solutions positions it well to win this business. It also benefits from having the international presence to provide consistent data on a global basis to its multi-national clients. By taking full advantage of these key strengths, the group has seen good growth in its IT business, which should be sustainable through the year.

The Telecoms market faces comparable challenges to IT and the group is similarly well positioned. This is illustrated by the win of new brand awareness tracking and customer satisfaction contracts with Motorola, Sony Ericsson and country operators. A focus on key account management and operational effectiveness is leading to increased business with major clients and margin improvement. Inevitably, however, turnover levels have been affected by the demise of clients such as WorldCom. In April, the group's mobile phone panel was extended across the Nordic region.

Underlying growth in the sector overall has been held back to 2.7 per cent by the refocusing of the US TNS Telecoms business. Some improvement is expected in the second half.

Healthcare
The group's Healthcare activities focus principally on primary research and, in particular, on new product development. The market continues to be buoyant overall and the group's excellent performance in the first half of 2002 was due to an improvement in all the main areas of its business: international, domestic UK and domestic US, as well as areas where it has smaller operations, such as Germany. The benefits of the improved levels of client service provided by the Princeton office are showing through strongly with, for example, a quadrupling of turnover with one of the major pharmaceutical companies within the space of a year. Internet-related business is a growth area in this sector, with the internet doctor panels performing well. The UK operation has also performed well across the entire service range. The emphasis has been on the development of the *trans*act syndicated services portfolio, which is gaining market share and attracting additional revenue streams by providing new forms of data analysis. Over the past two years, the number of clients taking the *trans*act data range has risen to over 30. This, along with an expansion of custom and Omnibus services, has led to significant growth.

This sector had a strong order book coming into the year, leading to a very good first half. It is anticipated that the business will continue to perform well though the rest of the year but against a stronger second half comparative.

Other activities
The principal driver for improvement was an increase in polling activities, particularly in France, the Netherlands, Germany and Denmark, together with Korea.

SHAREHOLDER INFORMATION

Dividend

The interim dividend will be paid on 9 December 2002 to shareholders on the register on 8 November 2002.

Internet

Information about Taylor Nelson Sofres and the current share price is available on the group's internet site, at www.tnsofres.com. Material likely to be of particular interest to shareholders is contained in the Investor Centre, where you will also find copies of announcements made to the London Stock Exchange.

Investor relations

For investor enquiries, please contact the Head of Investor Relations
Tel + 44 (0)20 8967 1584
Fax +44 (0)20 8967 1386
Email: janis.parks@tnsofres.com

Head and registered office
Taylor Nelson Sofres plc
Westgate
London W5 1UA
Tel +44 (0)20 8967 0007
Fax +44 (0)20 8967 4060
Registered number 912624

GROUP PROFIT AND LOSS ACCOUNT

	Unaudited 6 months to 30 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited Full year 2001 £m
Continuing activities	**291.6**	271.2	582.7
Acquisitions	**4.4**	-	-
Turnover (note 2)	**296.0**	271.2	582.7
Less share of joint ventures	**(7.8)**	(3.4)	(7.6)
Turnover excluding joint ventures	**288.2**	267.8	575.1
Cost of sales	**(98.9)**	(94.2)	(206.0)
Gross profit	**189.3**	173.6	369.1
Administrative expenses	**(171.5)**	(155.3)	(328.6)
Operating profit			
Continuing activities (after goodwill charges of £5.7m, 2001 £4.2m, full year 2001 £13.7m)	**18.5**	18.3	40.5
Acquisitions (after goodwill charges of £0.2m, 2001 nil)	**(0.7)**	-	-
Operating profit before joint ventures and associates	**17.8**	18.3	40.5
Share of operating profit of joint ventures (after goodwill charges of £0.3m, 2001 £0.1m, full year 2001 £0.2m)	**0.5**	0.4	0.8
Operating profit including joint ventures (before goodwill charges and associates)	**24.5**	23.0	55.2
Share of operating profit of associates	**0.1**	0.2	-
Profit on ordinary activities before interest	**18.4**	18.9	41.3
Interest receivable and similar income	**0.4**	0.3	0.6
Interest payable and similar charges	**(5.5)**	(5.9)	(11.4)
Other finance charges	**(0.5)**	(0.5)	(0.9)
Profit on ordinary activities before taxation	**12.8**	12.8	29.6
Taxation on ordinary activities (note 3)	**(5.8)**	(5.3)	(13.3)
Profit on ordinary activities after taxation	**7.0**	7.5	16.3
Minority interests	**(0.3)**	(0.1)	(0.4)
Profit for the period	**6.7**	7.4	15.9
Dividends	**(3.5)**	(3.0)	(9.0)
Retained profit for the period	**3.2**	4.4	6.9
Adjusted earnings per share before goodwill charges (note 4)	**3.4p**	3.1p	8.0p
Basic earnings per share (note 4)	**1.8p**	2.0p	4.3p
Diluted earnings per share (note 4)	**1.7p**	1.9p	4.1p
Dividend per share	**0.9p**	0.8p	2.4p

GROUP BALANCE SHEET

	2002	Unaudited At 30 June 2001	Audited At 31 Dec 2001
	£m	£m	£m
Fixed assets			
Intangible assets	**200.2**	172.3	202.0
Tangible assets	**57.1**	56.8	58.3
Investments			
Share of gross assets of joint ventures	**25.4**	6.7	19.2
Share of gross liabilities of joint ventures	**(7.0)**	(1.8)	(2.1)
	18.4	4.9	17.1
Associates	**0.8**	1.1	0.7
Other	**6.5**	11.6	7.9
	25.7	17.6	25.7
	283.0	246.7	286.0
Current assets			
Stocks and work-in-progress	**41.3**	37.7	34.0
Debtors	**153.0**	144.1	144.4
Cash at bank and in hand	**22.0**	15.1	24.1
	216.3	196.9	202.5
Creditors: amounts falling due within one year	**(203.0)**	(190.4)	(192.6)
Net current assets	**13.3**	6.5	9.9
Total assets less current liabilities	**296.3**	253.2	295.9
Creditors: amounts falling due after more than one year	**(226.2)**	(189.7)	(220.6)
Provisions for liabilities and charges	**(28.4)**	(19.6)	(32.3)
Net assets	**41.7**	43.9	43.0
Capital and reserves			
Called up share capital	**19.5**	19.4	19.5
Share premium	**104.9**	102.1	102.7
Other reserves	**1.1**	0.4	0.9
Profit and loss account	**(88.9)**	(82.8)	(85.2)
Equity shareholders' funds	**36.6**	39.1	37.9
Minority interests	**5.1**	4.8	5.1
	41.7	43.9	43.0

The press release was approved by the board on 9 September 2002.

GROUP CASH FLOW STATEMENT

	2002 £m	Unaudited At 30 June 2001 £m	Audited At 31 Dec 2001 £m
Cash flow from operating activities (note 5)			
Net cash inflow from continuing operating activities	**16.8**	18.8	72.7
Dividends from associated undertakings	**-**	-	0.1
Returns on investments and servicing of finance			
Dividends received from joint ventures	**0.1**	-	-
Interest received	**0.4**	0.2	0.5
Interest paid	**(4.8)**	(7.1)	(12.0)
Dividends paid to minority interests	**(0.2)**	-	-
Net cash outflow from returns on investments and servicing of finance	**(4.5)**	(6.9)	(11.5)
Taxation			
Taxation paid	**(4.8)**	(3.8)	(11.6)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(7.1)**	(9.5)	(19.8)
Purchase of intangible fixed assets	**(0.1)**	(0.3)	(0.2)
Purchase of investments	**-**	-	(0.1)
Sale of tangible fixed assets	**0.5**	0.6	1.0
Net cash outflow from capital expenditure and financial investment	**(6.7)**	(9.2)	(19.1)
Acquisitions			
Purchase of subsidiary undertakings	**(17.0)**	(43.4)	(73.7)
Net cash acquired with subsidiary undertakings	**-**	2.5	0.6
Purchase of joint ventures and associates	**(0.1)**	-	(12.1)
Net cash outflow from acquisitions	**(17.1)**	(40.9)	(85.2)
Dividends paid	**-**	-	(8.5)
Cash outflow before financing	**(16.3)**	(42.0)	(63.1)
Financing			
Issue of ordinary share capital	**1.3**	0.2	-
Proceeds on exercise of share options	**1.8**	-	4.8
Increase in debt	**10.9**	37.1	63.1
(Decrease)/increase in cash in the period (note 5)	**(2.3)**	(4.7)	4.8

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Unaudited 6 months to 30 June		Audited Full year
	2002	2001	2001
	£m	£m	£m
Profit for the period	**6.7**	7.4	15.9
Amounts arising on the exercise of share options	**0.2**	-	0.5
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(5.8)**	2.0	(2.5)
Tax on losses on foreign currency borrowings hedging foreign investments	**(0.1)**	(0.3)	(0.5)
Total recognised gains and losses relating to the period	**1.0**	9.1	13.4

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Unaudited 6 months to 30 June		Audited Full year
	2002	2001	2001
	£m	£m	£m
Profit for the period	**6.7**	7.4	15.9
Dividends	**(3.5)**	(3.0)	(9.0)
	3.2	4.4	6.9
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	**(1.0)**	(0.8)	(1.0)
Amounts arising on the exercise of share options	**0.2**	-	0.5
Share of former associates	**-**	(0.4)	(0.4)
Other recognised gains and losses (net of taxation)	**(5.9)**	1.7	(3.0)
New share capital issued (including share premium)	**2.2**	1.0	1.7
Net (reduction)/addition to shareholders' funds	**(1.3)**	5.9	4.7
Opening shareholders' funds	**37.9**	33.2	33.2
Closing shareholders' funds	**36.6**	39.1	37.9

Share of former associates in 2001 represents the group's share of the profits of TNS Mode and Demoscopia during the period between the group's acquisition of a holding in those companies as associates and the date they became group subsidiaries, in accordance with the Companies Act 1985.

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of accounting**

The financial statements have been prepared on the basis of the accounting policies set out in the group's 2001 annual report and include the accounts of Taylor Nelson Sofres plc and its subsidiary undertakings and the group's share of the results and net assets of joint ventures and associates, based upon the gross equity and equity methods of accounting respectively. The interim financial statements, which were approved by the directors on 9 September 2002, are unaudited and have not been reviewed in accordance with APB 1993/1. The interim report does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 31 December 2001 are an extract from the full financial statements for that period, which have been delivered to the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The group has adopted the provisions of FRS 19 'Deferred tax'. This has not had a material impact on the 2002 or 2001 results.

2. **Geographic analysis of turnover**

			6 months to 30 June	
			2002	2001
	Continuing	Acquisitions	**Total**	Total
	£m	£m	**£m**	£m
Sales by origin				
Europe				
group	198.4	0.2	**198.6**	192.0
joint ventures	1.2	-	**1.2**	0.6
Americas				
group	65.3	4.2	**69.5**	57.2
joint ventures	1.0	-	**1.0**	1.1
Asia Pacific				
group	20.1	-	**20.1**	18.6
joint ventures	5.6	-	**5.6**	1.7
Total	291.6	4.4	**296.0**	271.2
group	283.8	4.4	**288.2**	267.8
joint ventures	7.8	-	**7.8**	3.4

3. **Taxation**

The tax charge of £5.8 million (2001 £5.3 million) includes £6.0 million (2001 £5.9 million) relating to overseas taxation. The net tax credit in the UK arises primarily from movements in deferred tax.

4. Earnings per share

Earnings per share have been calculated on the profit after taxation and minority interests of £6.7 million (2001 £7.4 million) and on 379.6 million shares (2001 371.3 million), being the weighted average number of shares in issue fully ranking for dividends in the period. This excludes shares held in trust for employee share schemes, as it is considered that the dividend waiver of all but 0.001p per share constitutes a full waiver for these purposes. The fully diluted earnings per share have been calculated in accordance with the provisions of FRS 14 after assuming the conversion of all outstanding share options. The fully diluted average number of shares in issue was 388.3 million (2001 386.7 million).

Adjusted earnings per share before goodwill charges have been calculated on the profit after taxation and minority interests of £12.9 million (2001 £11.7 million) which excludes goodwill charges of £6.2 million (2001 £4.3 million).

5. Consolidated statement of cash flow

a. Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited 6 months to 30 June		**Audited Full year**
	2002 £m	2001 £m	2001 £m
Operating profit	**17.8**	18.3	40.5
Amortisation and impairment of intangible fixed assets including goodwill	**6.4**	4.6	14.4
Depreciation of tangible fixed assets	**9.5**	9.2	18.4
Profit on sale of fixed assets	**(0.2)**	-	-
(Increase)/decrease in stocks and work-in-progress	**(6.4)**	4.0	6.7
(Increase)/decrease in debtors	**(5.9)**	(3.6)	6.0
Decrease in creditors	**(5.3)**	(13.7)	(14.6)
Increase in provisions	**0.9**	-	1.3
Net cash inflow from continuing operating activities	**16.8**	18.8	72.7

b. Analysis of net debt

	At 1 Jan 2002 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	**At 30 June 2002 £m**
Cash at bank and in hand	24.1	(2.3)	0.2	-	-	**22.0**
Loans repayable within 1 year	(17.6)	(4.1)	0.5	-	-	**(21.2)**
Loans repayable after more than 1 year	(215.4)	(6.9)	(0.1)	-	(0.1)	**(222.5)**
Obligations under finance leases	(0.3)	0.1	-	-	-	**(0.2)**
	(209.2)	(13.2)	0.6	-	(0.1)	**(221.9)**

Non-cash movements represent the amortisation of arrangement fees.

	Unaudited 6 months to 30 June		**Audited Full year**
	2002 £m	2001 £m	2001 £m
Analysed in balance sheet			
Cash at bank and in hand	**22.0**	15.1	24.1
Bank loans repayable within 1 year	**(21.2)**	(22.1)	(17.6)
Bank loans repayable after more than 1 year	**(222.5)**	(185.6)	(215.4)
Finance leases repayable within 1 year	**(0.2)**	(0.5)	(0.3)
Finance leases repayable after more than 1 year	-	(0.4)	-
	(221.9)	(193.5)	(209.2)

6 Acquisitions

Acquisitions in the year to the date of this report include:

Business	**Month**	**Principal country of operation**	**Sector**	**2001 turnover**	**Net assets acquired**
Greenfield Online	January	US	Cross-sector	$7.0m	-
Elrick & Lavidge	April	US	Cross-sector	$22.9m	$2.6m
BMC	April	UK	Media Intelligence	£1.9m	£0.3m
Evaliant Media Resources	June	US	Media Intelligence	$2.3m	$0.9m
Svenska Gallup	August	Sweden	Cross-sector	£1.9m	£0.1m

Net assets acquired may be adjusted when fair value reviews have been completed.



Interim report 2002

Focusing on our results

Taylor Nelson Sofres is one of the world's leading market information groups. From more than 230 offices in over 50 countries in Europe, the Americas and Asia Pacific we provide continuous and custom research and analysis in over 100 countries. We include among our clients most of the major multi-national corporations.

Expert teams operate in specialist sectors in our businesses across the world. By combining in-depth market knowledge with the latest research techniques and sophisticated use of technology, we provide our clients with immediate and informed market measurement, analysis, insight and innovative business solutions.

Contents

Focusing on our results

Financial highlights

Turnover up 9.1% to £296.0m

Operating profit up 6.5% to £24.5m, after £2.6m restructuring costs

Operating margin of 9.2% before restructuring costs - after costs, 8.3% (2001 8.5%)

Profit before tax up 10.9% to £19.0m. Profit before tax after goodwill charges unchanged at £12.8m

Earnings per share rise by 7.4% to 3.4p

Interim dividend increases by 12.5% to 0.9p per share

Outstanding performance in Healthcare sector

Note: unless otherwise stated, all figures include share of joint ventures and are before goodwill charges of £6.2m (2001 £4.3m)



These results again illustrate the resilience of our market information business. Although market conditions have been more challenging than we expected, the results show that with a global presence and clearly directed strategy, it has been possible to deliver both turnover and profit growth.

Our performance in the first half of 2002 indicates that market information remains valuable to clients even in a time of economic downturn. On a reported basis, group turnover including joint ventures increased by 9.1 per cent to £296.0 million (2001 £271.2 million). With our main markets generally flat, the group achieved an underlying improvement (excluding the effect of acquisitions, currency and business closures) of 1.4 per cent. Acquisitions contributed a further 8.7 per cent. Two items had a negative impact on turnover: foreign currency translation, 0.6 per cent; reduction in turnover of those businesses closed in the first half of 2002, 0.4 per cent.

Operating profit including joint ventures and before goodwill charges was up 6.5 per cent to £24.5 million (2001 £23.0 million). Operating margin reduced from 8.5 per cent to 8.3 per cent, after taking into account restructuring costs of £2.6 million. £1.9 million of these costs related to the closure of the group's loss-making, non-market research consultancy operations in the UK and France and the UK in-store product testing company. The remaining £0.7 million was associated with the integration of the BMC Broadcast Division into TNS Media Intelligence in the UK. The benefits of this restructuring are starting to show through in the second half.

Before these items, the operating margin on continuing activities including acquisitions was 9.2 per cent, a 70 basis points increase over the corresponding period in the previous year. This improvement reflects a number of factors including the cessation of the loss-making businesses and of some lower margin activities, together with an increase in continuous/syndicated activities to 50 per cent of group turnover. In addition, the group has achieved cost savings, primarily in our customised business.

For the full year, the group maintains its target of improving operating margin by around 50 basis points, after restructuring costs.

Profit before tax and goodwill charges grew by 10.9 per cent to £19.0 million (2001 £17.1 million). After goodwill charges of £6.2 million (2001 £4.3 million), profit before tax was unchanged at £12.8 million (2001 £12.8 million).

Earnings per share before goodwill charges were 3.4p (2001 3.1p), an improvement of 7.4 per cent. Earnings per share after goodwill charges were 1.8p (2001 2.0p). The board has declared an interim dividend of 0.9p per share (2001 0.8p), an increase of 12.5 per cent.

Net debt at 30 June 2002 increased to £221.9 million from £209.2 million at 31 December 2001. The group's operating cash flow was £16.8 million (2001 £18.8 million) and £17.1 million was spent on acquisitions in the period. The net interest charge fell by 9.5 per cent to £5.1 million (2001 £5.6 million). Interest cover against EBITDA, excluding other finance charges, was 6.8x (2001 5.8x). Other finance charges of £0.5 million include notional interest of £0.4 million (2001 £0.3 million).

The group's effective tax rate before goodwill charges was 30.6 per cent (2001 30.8 per cent) and is expected to remain at a similar rate for the year as a whole.

Reaping the benefits of the global network

With our presence in all the world's major markets through offices in 53 countries, and the ability to conduct research in over 100 countries, the group has a distinct competitive advantage. Our outstanding performance in the Healthcare sector in the first half of this year, with its underlying growth of 27.8 per cent, is a clear indicator of this benefit; we have gained share through our ability to undertake the multi-national research demanded by major pharmaceutical companies. The network also allows us to take expertise developed in one part of the group to another. Our Healthcare operations in the UK have been particularly successful in developing and selling new syndicated services. We are now poised to extend this expertise into the US, with the introduction of Prime, a consumer panel that monitors individuals for the incidence and treatment of illness.

The network was further strengthened in July 2002, when we filled one of the few remaining gaps with the acquisition of Svenska Gallup in Sweden. We were already the leading market information company in Norway, Denmark and Finland and are now ideally positioned to offer pan-Nordic solutions to our clients. This ability to provide regional information is another of the key benefits we derive from having one of the strongest global networks in the industry.

Reinforcing the group's position in the US

Acquisitions made earlier in the year focused on our US activities, where we already have a proven record of successfully integrating complementary businesses and expertise into the group. TNS Intersearch saw two interesting developments in the first half. In April, we acquired Elrick & Lavidge Marketing Research (E&L), a US customised market information company with a highly-skilled management team. The company has strong client relationships in many of our specialist sectors, particularly FMCG – an area in which previously the group has been underweight in the US. E&L has been performing ahead of expectations in its first few months as part of TNS Intersearch.

The use of the internet for data collection in the US is increasing rapidly and this year is expected to account for around 20 per cent of the customised market. In response to this development, the group acquired the custom research division of Greenfield Online, a web-based business conducting hundreds of studies each year for blue chip clients. This brought into the group one of the most experienced teams in the US, in the design and execution of internet research and custom panel building. It also gives us preferential access to the 1.2 million respondents who comprise the Greenfield online research panel. Since the acquisition, we have reinforced the relationship with Greenfield Online's client base by offering them the full range of services we provide in the US, both online and off-line. We are already seeing the benefit of the integration in new business wins, such as the large online panel study we won recently for an international information provider.

A further move in the US to strengthen our online capabilities was the acquisition of Evaliant, a leading international provider of online advertising data and analysis tools.

This business has been combined with TNS CMR's online adtracking division, enhancing the group's strong position in this dynamic market. We will use the geographic spread of our Media Intelligence sector to offer this technology to clients around the world.

Outlook

In probably the most difficult trading environment we have encountered for the past ten years, our major regional markets were relatively flat or in slight decline in the first half of 2002. Against that background the group performed well, once again illustrating the benefits we derive from our geographic and sector spread and balanced business mix.

Given the established seasonality of the industry, with turnover normally stronger in the second half, we expect to see an improved performance across most markets for the rest of the year. Our order book at the beginning of August accounted for over 80 per cent of anticipated turnover for the year as a whole, which reflects a similar pattern to last year. We therefore anticipate achieving expected levels of turnover growth for the full year.

Looking further ahead, we believe that the long-term drivers for growth in the market information industry remain in place, although the rate of advance in the market will depend on the timing and speed of economic recovery. With our strategic focus unchanged, we expect to continue to increase the proportion of our business represented by continuous and syndicated services and to achieve further operational improvements, leading to ongoing margin growth.

Mike Kirkham

■ **Mike Kirkham**

Chief Executive, 9 September 2002

Review of operating activities

In the first six months of 2002, turnover grew by 9.1 per cent to £296.0 million, with underlying growth (excluding the effect of acquisitions, currency and business closures) of 1.4 per cent. The full period impact of acquisitions made in 2001, together with those made in the first half of 2002, added 8.7 per cent of growth to the group. Two items had a negative impact on turnover: foreign currency translation, 0.6 per cent; reduction in turnover of those businesses closed in the first half of 2002, 0.4 per cent.

Regional turnover – geographic spread provides resilience

	6 months to 30 June		*Change*	
	2002 £m	2001 £m	Reported %	Underlying %
UK	**61.0**	63.1	(3.4)	(4.7)
France	**53.6**	51.9	3.4	5.6
Rest of Europe	**85.2**	77.6	9.7	3.5
Europe	**199.8**	192.6	3.7	1.4
Americas	**70.5**	58.3	20.9	(1.5)
Asia Pacific	**25.7**	20.3	26.3	10.2
Total	**296.0**	271.2	9.1	1.4

Europe

In the UK, consumer panels performed well and Media Intelligence benefited from the acquisition of BMC in April. Healthcare had an excellent first half. The UK market as a whole saw a slight decline in the first six months of 2002 and the group's other UK customised operations were affected by these difficult market conditions. Despite this, the underlying decline in UK turnover of 4.7 per cent can be almost entirely attributed to the loss of the BARB TV audience measurement contract, which terminated at the end of 2001. Although there are signs of improvement in the UK market for the second half, it is not anticipated that this will be strong enough to mitigate the effect of the contract loss.

France performed well, with underlying growth of 5.6 per cent achieved in a market that is estimated to have shown little growth. This resulted from good performances in consumer panels, Media Intelligence and IT/Telecoms in particular, as well as the polling activity associated with the presidential and parliamentary elections. Without the benefit of elections in the second half, a slightly slower growth rate is expected for the year as a whole.

Markets across the Rest of Europe were generally slow, particularly in Scandinavia, Benelux, Spain and Italy. The group's underlying growth of 3.5 per cent in this area was fuelled primarily by Russia, Central Europe and Germany. New business wins included a major readership survey for the newspaper and magazine publishing industry in the Netherlands. Markets in these areas are expected to remain at similar levels for the rest of the year.

Americas

The group's presence in the Americas region was again reinforced during the period and acquisitions were made to strengthen both the key US operations, TNS Intersearch and TNS CMR. These acquisitions, together with those made last year, contributed to a 21 per cent increase in turnover for the region compared with the previous year. TNS Intersearch, one of the leading custom research companies in the US, reported an underlying turnover increase of over 4 per cent, again significantly out-performing the US custom market, which is thought to have remained flat at best. Healthcare primary research continued to be a growth area and the company also benefited from a return to pre-launch programme testing by the major TV networks. The use of the internet for data collection is increasing in the US, particularly among IT companies. The acquisition of Greenfield Online, a leading supplier of internet-based custom research, has played an important part in the good performance achieved in that sector. TNS Telecoms (previously Indetec and now run as part of TNS Intersearch) is focusing entirely on its syndicated services – while this change of direction has affected the turnover comparative for the first half, it should contribute to longer term growth and improved margin.

The group continues to develop the operations of TNS CMR, both through acquisition and the introduction of new services. The company offers strategic advertising and marketing communications information to advertising agencies, advertisers, broadcasters and publishers. The agency sector has been affected by industry consolidation and the loss of some clients through company failure, following the sharp fall in advertising spend. While the level of new business in the broadcast sector is improving, this has not been sufficient to compensate and TNS CMR recorded a slight decline in turnover in the first six months of 2002. With the introduction of new services, additions to the number of media covered and the successful integration of recent acquisitions, the company should start to benefit as the advertising market begins to pick up.

The business in Mexico is already benefiting from having access to both the global network and the group's range of Branded Solutions, since its acquisition last year. In the short term, however, the company's turnover has been affected by Mexico's move into recession. With the continued unstable environment in Argentina, turnover for Latin America as a whole is down.

Following an underlying decline of 1.5 per cent in the period, the Americas region is expected to see an improved turnover performance in the second half of 2002.

Asia Pacific

The group recorded another six months of good underlying improvement in this region, up 10.2 per cent. Korea benefited from an upturn in activities related to the World Cup, as well as polling for the senate elections. China, Thailand and the Philippines also had an encouraging six months and the area benefited from the award of regional contracts. Australia had a difficult first half but, with a new managing director in place, is now seeing an increase in new business wins. The region is expected to maintain good underlying growth in the second half of 2002.

Sector turnover - winning share in the Healthcare market

	6 months to 30 June		*Change*	
	2002 £m	2001 £m	Reported %	Underlying %
Consumer	**90.5**	89.1	1.5	(2.2)
Media	**78.1**	69.7	11.9	(3.0)
Business Services	**40.6**	36.3	11.8	1.6
IT/Telecoms	**31.6**	27.4	15.2	2.7
Healthcare	**23.3**	17.6	32.3	27.8
Other activities	**31.9**	31.1	2.8	6.2
Total	**296.0**	271.2	9.1	1.4

Consumer

Consumer panels performed well across all regions and contract renewals are following their normal pattern. In the UK, where the group operates the largest household panel together with several individual and usage panels, the increase in turnover was comfortably ahead of the market. The introduction of a number of new services, including mobile phone, entertainment and baby panels, has supplemented a strong first half in areas such as FashionTrak. The performance of tvSPAN, the single source panel linking consumer behaviour with television audience measurement, was enhanced by a significant contract win with a major fmcg multi-national. Further operational improvements supported the household panel in France and the group continued to benefit from its regional leadership position in Asia. This position is being reinforced by the establishment of a panel in Vietnam and the potential offered by operations in China.

On an underlying basis, the sector as a whole declined by 2.2 per cent, due to the termination of the NetValue contract and the more difficult trading conditions being encountered in all geographies by the group's consumer customised operations. Emphasis has been and will continue to be placed on lowering costs in line with reduced demand. Consumer customised operations are forecast to have a better second half and overall performance for the year should improve.

Media

Turnover in this sector was affected by the ending of the UK TV contract and declined by 3.0 per cent. Excluding this, the Media sector would have seen slight underlying growth. With the contract loss affecting the year as a whole, a similar level of performance for this sector is expected in the second half.

With the continued pressure on advertising expenditure, the group's Media Intelligence activities were relatively flat in the first half of 2002. On a regional basis, the European companies generally recorded reasonable progress and the UK operation was strengthened by the acquisition of BMC in April. The integration of BMC has been successfully completed and the benefits of the cost savings are starting to show through in the second half. The performance of TNS CMR is referred to above, in the commentary under the Americas region. The group continues to move ahead in the developing markets of China, Russia and the Baltic States, where it has a significant presence.

Use of the group's PeopleMeter television audience measurement (TAM) systems is being extended in a number of countries; either through new contract wins using TNS technology or through increased panel size. In China, for example, the number of cities with PeopleMeters has increased from nine to 11. In Spain, the company has won the contract to track the development of digital TV services and will be monitoring 500 households by the end of the year. In addition, the group continues to win business with its highly successful value added analysis system, InfoSysTV. The system was launched in the UK at the start of 2002 and has swiftly established a market leading position. It is due to be launched in Australia in the autumn, with one of the main TV channels already committed. A new TV Planning and Optimisation module, to go live in the autumn, will reinforce the positioning of InfoSysTV, especially with advertising agencies. Testing of Portable People Meters (PPMs), in association with Arbitron, continues in Europe and will be extended into further countries later in the year. The group's partner in Canada, BBM, is soon to introduce PPMs into its Quebec province service and TNS is supplying the panel management and processing software.

Business Services

With pressure on the financial and business services markets in general, this sector saw very little growth in the first six months of the year, although it is expected to pick up in the second half, following major business wins such as a Conversion Model study for Visa in the US.

IT/Telecoms

The IT market continues to be depressed but the group is benefiting from its strong client relationships in Europe, the US and Asia and its ability to provide interactive solutions, enhanced by the acquisition of Greenfield Online. Brand and advertising tracking and customer satisfaction are key areas for this sector and the group's range of Branded Solutions positions it well to win this business.

It also benefits from having the international presence to provide consistent data on a global basis to its multi-national clients. By taking full advantage of these key strengths, the group has seen good growth in its IT business, which should be sustainable through the year.

The Telecoms market faces comparable challenges to IT and the group is similarly well positioned. This is illustrated by the win of new brand awareness tracking and customer satisfaction contracts with Motorola, Sony Ericsson and country operators. A focus on key account management and operational effectiveness is leading to increased business with major clients and margin improvement. Inevitably, however, turnover levels have been affected by the demise of clients such as WorldCom. In April, the group's mobile phone panel was extended across the Nordic region.

Underlying growth in the sector overall has been held back to 2.7 per cent by the refocusing of the US TNS Telecoms business. Some improvement is expected in the second half.

Healthcare

The group's Healthcare activities focus principally on primary research and, in particular, on new product development. The market continues to be buoyant overall and the group's excellent performance in the first half of 2002 was due to an improvement in all the main areas of its business: international, domestic UK and domestic US, as well as areas where it has smaller operations, such as Germany. The benefits of the improved levels of client service provided by the Princeton office are showing through strongly with, for example, a quadrupling of turnover with one of the major pharmaceutical companies within the space of a year. Internet-related business is a growth area in this sector, with the internet doctor panels performing well. The UK operation has also performed well across the entire service range. The emphasis has been on the development of the *transact* syndicated services portfolio, which is gaining market share and attracting additional revenue streams by providing new forms of data analysis. Over the past two years, the number of clients taking the *transact* data range has risen to over 30. This, along with an expansion of custom and Omnibus services, has led to significant growth.

This sector had a strong order book coming into the year, leading to a very good first half. It is anticipated that the business will continue to perform well though the rest of the year but against a stronger second half comparative.

Other activities

The principal driver for improvement was an increase in polling activities, particularly in France, the Netherlands, Germany and Denmark, together with Korea.

Group profit and loss account

	Notes	Unaudited 6 months to 30 June 2002 £m	2001 £m	Audited Full year 2001 £m
Continuing activities		**291.6**	271.2	582.7
Acquisitions		**4.4**	-	-
Turnover	2	**296.0**	271.2	582.7
Less share of joint ventures		**(7.8)**	(3.4)	(7.6)
Turnover excluding joint ventures		**288.2**	267.8	575.1
Cost of sales		**(98.9)**	(94.2)	(206.0)
Gross profit		**189.3**	173.6	369.1
Administrative expenses		**(171.5)**	(155.3)	(328.6)
Operating profit				
Continuing activities (after goodwill charges of £5.7m, 2001 £4.2m, full year 2001 £13.7m)		**18.5**	18.3	40.5
Acquisitions (after goodwill charges of £0.2m, 2001 nil)		**(0.7)**	-	-
Operating profit before joint ventures and associates		**17.8**	18.3	40.5
Share of operating profit of joint ventures (after goodwill charges of £0.3m, 2001 £0.1m, full year 2001 £0.2m)		**0.5**	0.4	0.8
Operating profit including joint ventures (before goodwill charges and associates)		**24.5**	23.0	55.2
Share of operating profit of associates		**0.1**	0.2	-
Profit on ordinary activities before interest		**18.4**	18.9	41.3
Interest receivable and similar income		**0.4**	0.3	0.6
Interest payable and similar charges		**(5.5)**	(5.9)	(11.4)
Other finance charges		**(0.5)**	(0.5)	(0.9)
Profit on ordinary activities before taxation		**12.8**	12.8	29.6
Taxation on ordinary activities	3	**(5.8)**	(5.3)	(13.3)
Profit on ordinary activities after taxation		**7.0**	7.5	16.3
Minority interests		**(0.3)**	(0.1)	(0.4)
Profit for the period		**6.7**	7.4	15.9
Dividends		**(3.5)**	(3.0)	(9.0)
Retained profit for the period		**3.2**	4.4	6.9
Adjusted earnings per share before goodwill charges	4	**3.4p**	3.1p	8.0p
Basic earnings per share	4	**1.8p**	2.0p	4.3p
Diluted earnings per share	4	**1.7p**	1.9p	4.1p
Dividend per share		**0.9p**	0.8p	2.4p

Group balance sheet

	2002 £m	Unaudited At 30 June 2001 £m	Audited At 31 Dec 2001 £m
Fixed assets			
Intangible assets	**200.2**	172.3	202.0
Tangible assets	**57.1**	56.8	58.3
Investments			
Share of gross assets of joint ventures	**25.4**	6.7	19.2
Share of gross liabilities of joint ventures	**(7.0)**	(1.8)	(2.1)
	18.4	4.9	17.1
Associates	**0.8**	1.1	0.7
Other	**6.5**	11.6	7.9
	25.7	17.6	25.7
	283.0	246.7	286.0
Current assets			
Stocks and work-in-progress	**41.3**	37.7	34.0
Debtors	**153.0**	144.1	144.4
Cash at bank and in hand	**22.0**	15.1	24.1
	216.3	196.9	202.5
Creditors: amounts falling due within one year	**(203.0)**	(190.4)	(192.6)
Net current assets	**13.3**	6.5	9.9
Total assets less current liabilities	**296.3**	253.2	295.9
Creditors: amounts falling due after more than one year	**(226.2)**	(189.7)	(220.6)
Provisions for liabilities and charges	**(28.4)**	(19.6)	(32.3)
Net assets	**41.7**	43.9	43.0
Capital and reserves			
Called up share capital	**19.5**	19.4	19.5
Share premium	**104.9**	102.1	102.7
Other reserves	**1.1**	0.4	0.9
Profit and loss account	**(88.9)**	(82.8)	(85.2)
Equity shareholders' funds	**36.6**	39.1	37.9
Minority interests	**5.1**	4.8	5.1
	41.7	43.9	43.0

Group cash flow statement

	Notes	2002 £m	Unaudited At 30 June 2001 £m	Audited At 31 Dec 2001 £m
Cash flow from operating activities	5			
Net cash inflow from continuing operating activities		**16.8**	18.8	72.7
Dividends from associated undertakings		**–**	–	0.1
Returns on investments and servicing of finance				
Dividends received from joint ventures		**0.1**	–	–
Interest received		**0.4**	0.2	0.5
Interest paid		**(4.8)**	(7.1)	(12.0)
Dividends paid to minority interests		**(0.2)**	–	–
Net cash outflow from returns on investments and servicing of finance		**(4.5)**	(6.9)	(11.5)
Taxation				
Taxation paid		**(4.8)**	(3.8)	(11.6)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(7.1)**	(9.5)	(19.8)
Purchase of intangible fixed assets		**(0.1)**	(0.3)	(0.2)
Purchase of investments		**–**	–	(0.1)
Sale of tangible fixed assets		**0.5**	0.6	1.0
Net cash outflow from capital expenditure and financial investment		**(6.7)**	(9.2)	(19.1)
Acquisitions				
Purchase of subsidiary undertakings		**(17.0)**	(43.4)	(73.7)
Net cash acquired with subsidiary undertakings		**–**	2.5	0.6
Purchase of joint ventures and associates		**(0.1)**	–	(12.1)
Net cash outflow from acquisitions		**(17.1)**	(40.9)	(85.2)
Dividends paid		**–**	–	(8.5)
Cash outflow before financing		**(16.3)**	(42.0)	(63.1)
Financing				
Issue of ordinary share capital		**1.3**	0.2	–
Proceeds on exercise of share options		**1.8**	–	4.8
Increase in debt		**10.9**	37.1	63.1
(Decrease)/increase in cash in the period	5	**(2.3)**	(4.7)	4.8

Statement of total recognised gains and losses

	Unaudited 6 months to 30 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited Full year 2001 £m
Profit for the period	**6.7**	7.4	15.9
Amounts arising on the exercise of share options	**0.2**	-	0.5
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(5.8)**	2.0	(2.5)
Tax on losses on foreign currency borrowings hedging foreign investments	**(0.1)**	(0.3)	(0.5)
Total recognised gains and losses relating to the period	**1.0**	9.1	13.4

Reconciliation of movements in shareholders' funds

	Unaudited 6 months to 30 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited Full year 2001 £m
Profit for the period	**6.7**	7.4	15.9
Dividends	**(3.5)**	(3.0)	(9.0)
	3.2	4.4	6.9
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	**(1.0)**	(0.8)	(1.0)
Amounts arising on the exercise of share options	**0.2**	-	0.5
Share of former associates	**-**	(0.4)	(0.4)
Other recognised gains and losses (net of taxation)	**(5.9)**	1.7	(3.0)
New share capital issued (including share premium)	**2.2**	1.0	1.7
Net (reduction)/addition to shareholders' funds	**(1.3)**	5.9	4.7
Opening shareholders' funds	**37.9**	33.2	33.2
Closing shareholders' funds	**36.6**	39.1	37.9

Share of former associates in 2001 represents the group's share of the profits of TNS Mode and Demoscopia during the period between the group's acquisition of a holding in those companies as associates and the date they became group subsidiaries, in accordance with the Companies Act 1985.

Notes to the financial statements

1 Basis of accounting

The financial statements have been prepared on the basis of the accounting policies set out in the group's 2001 annual report and include the accounts of Taylor Nelson Sofres plc and its subsidiary undertakings and the group's share of the results and net assets of joint ventures and associates, based upon the gross equity and equity methods of accounting respectively. The interim financial statements, which were approved by the directors on 9 September 2002, are unaudited and have not been reviewed in accordance with APB 1993/1. The interim report does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 31 December 2001 are an extract from the full financial statements for that period, which have been delivered to the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The group has adopted the provisions of FRS 19 'Deferred tax'. This has not had a material impact on the 2002 or 2001 results.

2 Geographic analysis of turnover

			6 months to 30 June	
			2002	2001
	Continuing £m	Acquisitions £m	**Total £m**	Total £m
Sales by origin				
Europe				
group	198.4	0.2	**198.6**	192.0
joint ventures	1.2	-	**1.2**	0.6
Americas				
group	65.3	4.2	**69.5**	57.2
joint ventures	1.0	-	**1.0**	1.1
Asia Pacific				
group	20.1	-	**20.1**	18.6
joint ventures	5.6	-	**5.6**	1.7
Total	291.6	4.4	**296.0**	271.2
group	283.8	4.4	**288.2**	267.8
joint ventures	7.8	-	**7.8**	3.4

3 Taxation

The tax charge of £5.8 million (2001 £5.3 million) includes £6.0 million (2001 £5.9 million) relating to overseas taxation. The net tax credit in the UK arises primarily from movements in deferred tax.

4 Earnings per share

Earnings per share have been calculated on the profit after taxation and minority interests of £6.7 million (2001 £7.4 million) and on 379.6 million shares (2001 371.3 million), being the weighted average number of shares in issue fully ranking for dividends in the period. This excludes shares held in trust for employee share schemes, as it is considered that the dividend waiver of all but 0.001p per share constitutes a full waiver for

these purposes. The fully diluted earnings per share have been calculated in accordance with the provisions of FRS 14 after assuming the conversion of all outstanding share options. The fully diluted average number of shares in issue was 388.3 million (2001 386.7 million).

Adjusted earnings per share before goodwill charges have been calculated on the profit after taxation and minority interests of £12.9 million (2001 £11.7 million) which excludes goodwill charges of £6.2 million (2001 £4.3 million).

5 Consolidated statement of cash flow

a ***Reconciliation of operating profit to net cash inflow from operating activities***	Unaudited 6 months to 30 June **2002** **£m**	2001 £m	Audited Full year 2001 £m
Operating profit	**17.8**	18.3	40.5
Amortisation and impairment of intangible fixed assets including goodwill	**6.4**	4.6	14.4
Depreciation of tangible fixed assets	**9.5**	9.2	18.4
Profit on sale of fixed assets	**(0.2)**	-	-
(Increase)/decrease in stocks and work-in-progress	**(6.4)**	4.0	6.7
(Increase)/decrease in debtors	**(5.9)**	(3.6)	6.0
Decrease in creditors	**(5.3)**	(13.7)	(14.6)
Increase in provisions	**0.9**	-	1.3
Net cash inflow from continuing operating activities	**16.8**	18.8	72.7

b ***Analysis of net debt***	At 1 Jan 2002 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	**At 30 June 2002 £m**
Cash at bank and in hand	24.1	(2.3)	0.2	-	-	**22.0**
Loans repayable within one year	(17.6)	(4.1)	0.5	-	-	**(21.2)**
Loans repayable after more than one year	(215.4)	(6.9)	(0.1)	-	(0.1)	**(222.5)**
Obligations under finance leases	(0.3)	0.1	-	-	-	**(0.2)**
	(209.2)	(13.2)	0.6	-	(0.1)	**(221.9)**

Non-cash movements represent the amortisation of arrangement fees.

	Unaudited 6 months to 30 June **2002** **£m**	2001 £m	Audited Full year 2001 £m
Analysed in balance sheet			
Cash at bank and in hand	**22.0**	15.1	24.1
Bank loans repayable within one year	**(21.2)**	(22.1)	(17.6)
Bank loans repayable after more than one year	**(222.5)**	(185.6)	(215.4)
Finance leases repayable within one year	**(0.2)**	(0.5)	(0.3)
Finance leases repayable after more than one year	-	(0.4)	-
	(221.9)	(193.5)	(209.2)

6 Acquisitions

Acquisitions in the year to the date of this report include:

Business	Month	Principal country of operation	Sector	2001 turnover	Net assets acquired
Greenfield Online	January	US	Cross-sector	$7.0m	-
Elrick & Lavidge	April	US	Cross-sector	$22.9m	$2.6m
BMC	April	UK	Media Intelligence	£1.9m	£0.3m
Evaliant Media Resources	June	US	Media Intelligence	$2.3m	$0.9m
Svenska Gallup	August	Sweden	Cross-sector	£1.9m	£0.1m

Net assets acquired may be adjusted when fair value reviews have been completed.

Shareholder information

Dividend

The interim dividend will be paid on 9 December 2002 to shareholders on the register on 8 November 2002.

Internet

Information about Taylor Nelson Sofres and the current share price is available on the group's internet site, at www.tnsofres.com. Material likely to be of particular interest to shareholders is contained in the Investor Centre, where you will also find copies of announcements made to the London Stock Exchange.

Investor relations

For investor enquiries, please contact the Head of Investor Relations
Tel +44 (0)20 8967 1584
Fax +44 (0)20 8967 1386
Email: janis.parks@tnsofres.com

Head and registered office

Taylor Nelson Sofres plc
Westgate London W5 1UA
Tel +44 (0)20 8967 0007
Fax +44 (0)20 8967 4060
Registered number 912624



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